50
6-14





19 6/11/0

SECURITIE 02007859 SSION

, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33443

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

SEC MAIL PROCESSING RECEIVED MAY 30 2002 WASH. D.C. 165 SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Carnes Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8889 Pelican Bay Blvd., Suite 500
(No. and Street)

Naples	FL	34108-7512
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Joyce (239) 254-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

101 East Kennedy Boulevard, Suite 1500	Tampa	FL	33602-5147
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2 5 02 OK-VF 6-19

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, David Joyce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnes Capital Corporation, as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Deanna Adams
Commission # CC 953646
Expires Aug. 23, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carnes Capital Corporation and Subsidiary

Table of Contents

	Page(s)
Report of Independent Accountants	1
Financial Statements:	
Consolidated Statement of Financial Condition	2
Consolidated Statement of Income	3
Consolidated Statement of Changes in Stockholder's Equity	4
Consolidated Statement of Cash Flows	5
Notes to the Consolidated Financial Statements	6-11
Supplemental Information:	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Schedule II – Computation of Determination for Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Other Information - Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5	14-15



PricewaterhouseCoopers LLP
101 East Kennedy Boulevard
Suite 1500
Tampa FL 33602-5147
Telephone (813) 229 0221
Facsimile (813) 229 3646

Report of Independent Accountants

To the Stockholder of
Carnes Capital Corporation and Subsidiary:

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Carnes Capital Corporation and Subsidiary (the "Company") at March 31, 2002, and the results of its operations and its cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

April 18, 2002

Carnes Capital Corporation and Subsidiary

Consolidated Statement of Financial Condition
March 31, 2002

Assets	
Cash and cash equivalents	$ 4,215,259
Receivable from clearing broker	1,481,868
Deferred income taxes, net	117,157
Furniture, fixtures and equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $431,424	1,742,554
Investment securities	1,526,081
Other assets	183,052
Total assets	$ 9,265,971
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to affiliate	$ 574,852
Accrued compensation	1,645,011
Income taxes payable	680,119
Accounts payable and other accrued expenses	161,087
Total liabilities	3,061,069
Commitments and contingencies	
Stockholder's Equity:	
Common stock, $1 par value, 200,000 shares authorized, 105,600 shares issued and outstanding	105,600
Additional paid-in capital	4,470,499
Retained earnings	1,628,803
Total stockholder's equity	6,204,902
Total liabilities and stockholder's equity	$ 9,265,971

The accompanying notes are an integral part of these financial statements.

Carnes Capital Corporation and Subsidiary

Consolidated Statement of Income
For the Fifteen Months Ended March 31, 2002

Revenue:	
Commissions	$ 14,185,991
Interest, rebates and dividends	1,726,084
Other income	680
Total revenue	15,912,755
Expenses:	
Compensation and related expenses	8,258,064
Floor brokerage and clearance fees	1,461,594
Professional and consulting fees	44,812
Travel and entertainment	632,301
Communications and technology	758,498
Occupancy	696,005
Other expenses	461,420
Total expenses	12,312,694
Net income before income taxes	3,600,061
Income tax expense	1,062,962
Net income	$ 2,537,099

The accompanying notes are an integral part of these financial statements.

Carnes Capital Corporation and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity
For the Fifteen Months Ended March 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2000	$ 105,600	$ 932,933	$ 2,560,804	$ 3,599,337
Net income	-	-	2,537,099	2,537,099
Transfer from previous owner	-	1,637,566	(1,637,566)	-
Contributions from stockholder	-	1,900,000	-	1,900,000
Dividends to stockholder	-	-	(1,831,534)	(1,831,534)
Balance, March 31, 2002	$ 105,600	$ 4,470,499	$ 1,628,803	$ 6,204,902

The accompanying notes are an integral part of these financial statements.

Carnes Capital Corporation and Subsidiary

Consolidated Statement of Cash Flows
For the Fifteen Months Ended March 31, 2002

Cash flows from operating activities:	
Net income	$ 2,537,099
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	404,458
Deferred income taxes, net	(117,157)
Changes in operating assets and liabilities:	
Increase in receivable from clearing broker	(1,096,787)
Increase in other assets	(19,065)
Increase in payable to affiliate	493,285
Increase in accounts payable and accrued expenses and accrued compensation	1,216,498
Increase in income taxes payable	680,119
Net cash provided by operating activities	4,098,450
Cash flows from investing activities:	
Purchase of property and equipment	(1,830,415)
Net cash used in investing activities	(1,830,415)
Cash flows from financing activities:	
Contributions from stockholder	1,900,000
Distributions to stockholder	(1,831,534)
Net cash provided by financing activities	68,466
Increase in cash and cash equivalents	2,336,501
Cash and cash equivalents at beginning of year	1,878,758
Cash and cash equivalents at end of year	$ 4,215,259
Supplemental disclosures of cash flow information	
Cash paid for interest	$ 1,530

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements
For the Fifteen Months Ended March 31, 2002

1. Organization

Carnes Capital Corporation (the "Company") was acquired on August 1, 2001 by Legg Mason, Inc. ("Legg Mason"). The acquisition included certain business operations of the Company, Private Capital Management, L.P. ("PCM") and certain other affiliated entities. Under the terms of the agreement, Legg Mason paid $682 million at closing. The transaction also includes two contingent payments at the end of the third and fifth anniversaries of the closing, with the total purchase price capped at $1.382 billion. The acquisition was accounted for as a purchase. In accordance with Legg Mason's accounting policies, the purchase price was not pushed-down to the Company, and, as such, the assets and liabilities of the Company are carried at their historical bases in the accompanying financial statements. Approximately $332 million and $345 million of goodwill and intangible assets, respectively, were recorded by Legg Mason in connection with this transaction. The carrying values of the Company's assets and liabilities closely approximated their respective fair values as of the acquisition date. In connection with the acquisition, the Company changed its year-end to March 31, to conform to Legg Mason. Accordingly, for regulatory purposes the financial statements are presented for the fifteen month period from January 1, 2001 to March 31, 2002. Prior to acquisition, the Company was wholly-owned by an individual. In conjunction with the purchase, the previous owner was required to maintain certain minimum capital balances, and therefore, $1,637,566 was transferred from retained earnings to additional paid in capital.

In accordance with the purchase agreement, 80% of the combined revenues of the Company and PCM, as defined, are distributed to Legg Mason. The remaining 20% is used to pay the operating expenses of the Company and PCM.

The Company is a broker-dealer registered with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company generates its revenue principally by providing securities trading and brokerage services to clients of an affiliated entity for which its revenue is transaction based.

Institutional Capital Management, Inc. ("ICM") is a wholly-owned subsidiary of the Company. ICM is engaged in a business limited exclusively to investment research.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and ICM. All significant intercompany balances and transactions are eliminated in consolidation.

Cash Equivalents

The Company considers money market instruments with original maturities of 90 days or less to be cash equivalents.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and interest receivable from the Company's clearing broker. Such amounts are not collateralized and are expected to be fully collectible.

Furniture, Fixtures and Equipment and Leasehold Improvements

Furniture, fixtures and equipment and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years for equipment and five to seven years for furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

Investment Securities

Investment securities represent common stock in the Nasdaq offered through a private placement offering. As of March 31, 2002, these are not marketable securities. The investment securities are recorded at cost, which management believes estimates its fair value.

The determination of fair value requires management to make assumptions and estimates. Actual values could be different if there was an active market for these securities, and these differences could be material.

Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, securities transactions effected by the Company are cleared on a fully disclosed basis through the correspondent broker.

Commissions

Securities transaction revenue and related expenses are recorded on a trade date basis.

Income Taxes

Prior to acquisition by Legg Mason on August 1, 2001, the Company was recognized as an S-Corporation for federal income tax purposes and was not subject to income taxes. The income or loss of the Company passed through to the sole stockholder.

Subsequent to acquisition, the Company is included in the consolidated federal income tax return filed by Legg Mason. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, ("FAS 109"). FAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

The Company's income tax provision has been computed on a separate return basis at Legg Mason's effective tax rate.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Furniture, Fixtures and Equipment and Leasehold Improvements

The balances of furniture, fixtures and equipment and leasehold improvements as of March 31, 2002 are:

Leasehold improvements	$ 1,034,561
Office furniture	729,392
Office equipment	311,363
Software	98,662
	2,173,978
Less: accumulated amortization and depreciation	431,424
	$ 1,742,554

Depreciation and amortization expense for the fifteen months ended March 31, 2002 was $404,458.

The carrying values of furniture, fixtures and equipment and leasehold improvements are reviewed periodically for impairment based on future expected undiscounted cash flows. Based on its review, the Company does not believe that an impairment has occurred.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2002, the Company had net capital of $2,512,029, which was $2,322,316 in excess of required net capital of $189,713. The Company's percentage of aggregate indebtedness to net capital was 113.3 percent.

The Company claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through another broker/dealer on a fully-disclosed basis.

5. Income Taxes

Income taxes are recorded for the period from acquisition at August 1, 2001 to March 31, 2002.

The provision for income taxes consists of the following:

	2001
Current provision:	
Federal	$ 1,010,707
State	169,412
	1,180,119
Deferred benefit:	
Federal	(100,959)
State	(16,198)
	(117,157)
	$ 1,062,962

The Company's effective tax rate differs from the federal statutory rate for the following reasons:

	2001
Income taxes at federal statutory rate	35.0 %
State taxes, net of federal benefit	3.7
Permanent differences	0.8
Total	39.5 %

The income tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

		2001
Deferred income tax assets:		
Accrued compensation	$	143,312
Other accrueds		48,280
		191,592
Deferred income tax liabilities:		
Depreciation and amortization		(3,307)
Prepaid expenses		(71,128)
		(74,435)
Net deferred tax asset	$	117,157

6. Pension and 401(k) Plans

The Company's employees participate in a pension plan administered by an affiliate of the Company. The Company contributed six percent of participant's eligible compensation to the plan for the fifteen months ended March 31, 2002. Pension plan expenses were $140,731 for the fifteen months ended March 31, 2002.

The Company's employees participate in a 401(k) salary deferral plan administered by an affiliate of the Company. Employees are permitted, within limitations imposed by tax law, to make pre-tax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employees' contributions up to a maximum of four percent. Plan expenses were $112,507 for the fifteen months ended March 31, 2002.

7. Commitments

Under operating leases, with remaining noncancelable terms in excess of one year as of March 31, 2002, minimum aggregate annual rentals for office space are as follows:

Year ending March 31,		Operating Leases
2003	$	308,057
2004		332,315
2005		343,876
2006		356,002
2004		368,409
Thereafter		381,238
Total minimum lease payments	$	2,089,897

The Company's rent expense, including related charges, was $346,710 for the fifteen months ended March 31, 2002.

8. Related Party Transactions

Commission revenue for the fifteen months ended March 31, 2002 includes $14,017,891 (98.8%) from clients of the Company that are also a client of an affiliate, which serves as investment advisor to the clients. Other expenses and various assets are shared with the affiliated entity and the allocation of these expenses and assets is estimated by management. These expenses totaled $24,564 for the fifteen months ended March 31, 2002. Other entities affiliated with Legg Mason also provide certain supporting administrative services to the Company and certain expenses of the Company are paid for by, and reimbursable to, an affiliated entity. These expenses totaled $574,852 for the fifteen months ended March 31, 2002.

As noted above, the Company has significant transactions with affiliates. The Company's results from operations may not be indicative of the results of operations of a stand-alone company.

9. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

10. Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, *Disclosures About Fair Value of Financial Instruments,* requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at, or approximate, fair value.

Carnes Capital Corporation and Subsidiary

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2002

Net capital:	
Total stockholder's equity	$ 6,204,902
Deductions:	
Nonallowable assets:	
Petty cash	500
Furniture, fixtures and equipment and leasehold improvements, net	1,742,554
Unmarketable securities	1,526,081
Other assets	344,696
Total deductions	3,613,831
Net capital before haircuts on securities positions	2,591,071
Haircuts on securities	79,042
Net capital	$ 2,512,029
Aggregate indebtedness:	
Items included in statement of financial condition:	
Payable to affiliate	$ 522,382
Accrued compensation	1,609,011
Accrued income taxes	556,139
Accounts payable and other accrued expenses	158,162
Total aggregate indebtedness	$ 2,845,694
Computation of basic net capital requirement:	
Minimum net capital required (based on aggregate indebtedness)	$ 189,713
Minimum net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above)	$ 189,713
Excess net capital over requirement	$ 2,322,316
Excess net capital at 1000%	$ 2,227,460
Percentage of aggregate indebtedness to net capital	113.3%

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed with the Company's March 31, 2002 FOCUS report.

Carnes Capital Corporation and Subsidiary

Schedule II - Computation of Determination for Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Fifteen Months Ended March 31, 2002

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.



PricewaterhouseCoopers LLP
101 East Kennedy Boulevard
Suite 1500
Tampa FL 33602-5147
Telephone (813) 229 0221
Facsimile (813) 229 3646

Report of Independent Accountants on
Internal Control Required by SEC Rule 17a-5

To the Stockholder of
Carnes Capital Corporation:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Carnes Capital Corporation and Subsidiary (the "Company") for the fifteen months ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PRICEWATERHOUSECOOPERS

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

April 18, 2002